1185 Avenue of the Americas
New York, NY 10036
JOHN P. RIELLY
Senior Vice President
  and Chief Financial Officer
(212) 536-8230
(212) 536-8502 FAX
January 13, 2006
Ms. Jill Davis
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W., Stop 7010
Washington, DC 20549

Re:	Amerada Hess Corporation (the “Corporation”)
Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarters ended March 31, 2005, June 30, 2005, and September 30, 2005
Commission File No. 1-1204
Dear Ms. Davis:
     Thank you for your letter of December 27, 2005. Enclosed are the responses to your comments. For your convenience, our responses are keyed to the numbered comments in your December 27, 2005 letter.

Amerada Hess Corporation
Form 10-K for the Fiscal Year Ended December 31. 2004
Legal Proceedings, page 10
1.	Please expand your disclosure to include assessments of the likelihood of loss and obligations by matter using terms as defined in paragraph 3 of SFAS 5. Include like disclosure in your audited financial statement footnotes.
➢	The disclosure under Legal Proceedings in the Corporation’s Form 10-K is provided in accordance with the instructions to Item 103 of Regulation S-K. These instructions do not require assessments of the likelihood of loss in accordance with the terms set forth in paragraph 3 of FAS 5. Item 103 requires disclosure of certain litigation regardless of the likelihood of loss in a material amount, such as environmental proceedings by a governmental authority which involve potential monetary sanctions in excess of only $100,000. Moreover, the Corporation believes that reporting by matter the likelihood of loss in accordance with the standards of FAS 5 could strategically disadvantage the registrant in the particular litigation.

Supplementally, we confirm to the Staff that the Corporation assesses likelihood of loss with respect to legal proceedings in accordance with paragraph 3 of FAS 5 and accrues a liability when future costs are probable and reasonably estimable, as explained in Note 16 to the financial statements in its Form 10-K. The Corporation also complies with the disclosure requirements of FAS 5 and would disclose the nature of an accrual made pursuant to the provisions of paragraph 8 in FAS 5, and in some circumstances would disclose the amount accrued if it is necessary for the financial statements not to be misleading. The Corporation also would disclose a contingent liability which is reasonably possible to result in a material loss.
Statement of Consolidated Income, page 43
2.	We note your “cost of products sold” does not include depreciation, depletion and amortization. It appears you will either need to include a parenthetical disclosure of your depreciation, depletion and amortization which is attributable to your cost of sales, as required by SAB Topic 11B, or tell us why this literature would not apply.
➢	As prohibited by SAB Topic 11B, the Corporation does not position the line item for depreciation in the income statement in a manner which results in reporting an amount for income before depreciation. The Corporation agrees to prospectively change the caption of the line item for cost of products sold to “Cost of products sold (excluding items shown below).”

Note 1 Summary of Significant Accounting Policies, page 47
Asset Retirement Obligations
3.	Please expand your disclosure to address how you account for asset retirement obligations that cannot be reasonably estimated. Additionally explain that is the case, if true, and the reasons it cannot be reasonably estimated. Refer to paragraph 22 of SFAS 143.
➢	As noted in Paragraph 22 of FAS 143, if the fair value of an asset retirement obligation cannot be reasonably estimated that fact and the reasons therefor should be disclosed. Supplementally we advise that under FAS 143 the Corporation does not have asset retirement obligations that cannot be reasonably estimated and therefore no further disclosure is required. All asset retirement obligations are evaluated each year based upon information from internal engineers and/or third parties.
Interest Capitalization
4.	Disclose your accounting policy for interest capitalization.
➢	Management agrees to prospectively disclose its capitalization of interest policy in Note 1 — Summary of Significant Accounting Policies with the following disclosure:
Interest from external borrowings is capitalized on material projects using the weighted average cost of outstanding borrowings until the project is substantially complete and ready for its intended use. Capitalized interest is depreciated over the useful lives of the assets in the same manner as the depreciation of the underlying assets.
Note 5 — Refining Joint Venture, page 53
5.	Please clarify when the note due from PDVSA is required or expected to be paid. We note your Management’s Discussion and Analysis disclosure that you expect to collect the amounts due.
➢	Management agrees to prospectively expand its disclosure to specifically state the due date of the 10-year note from PDVSA as follows:
At formation of the joint venture, PDVSA V.I., a wholly-owned subsidiary of PDVSA, purchased a 50% interest in the fixed assets of the Corporation’s Virgin Islands refinery for $62.5 million in cash and a 10-year note from PDVSA V.I. for $562.5 million bearing interest at 8.46% per annum and requiring principal and interest payments over its term, which is due to be fully repaid by February 2009.

Note 12 — Provision for Income Taxes, page 61
6.	Please reconcile the disclosure of your deferred tax assets and liabilities to the amounts reported on your balance sheet. In this regard it may be helpful to readers in understanding how you have presented your deferred tax assets and liabilities if you provided disclosures of how your footnote agrees to your balance sheet presentation.
➢	The components of deferred tax assets and liabilities included in Note 12 do not agree to the amounts reported on the face of the balance sheet for two reasons. First, in accordance with the disclosure requirements of FAS 109, the amounts in the footnote are presented as gross deferred tax assets and liabilities, while they are netted by taxing jurisdiction for classification in the balance sheet. Additionally, there is a current portion of deferred tax assets included within the caption “Other current assets” on the balance sheet.

In the footnotes to the financial statements in future annual filings, we will add the following reconciliation (2004 information shown in sample disclosure):
In the consolidated balance sheet, deferred tax assets and liabilities are netted by taxing jurisdiction, and are recorded in the following captions:

(Millions of dollars)
Other current assets	$154
Deferred income taxes (asset)	834
Deferred income taxes (liability)	(1,184)

Net deferred tax liability	$(196)

Note 13 — Stockholders’ Equity and Net Income Per Share, page 63
7.	We note your disclosure regarding your seven percent cumulative mandatory convertible preferred shares and your three percent cumulative convertible preferred shares which appear to be convertible into a variable number of your common shares. Please address the following:
•	With respect to your seven percent mandatory convertible preferred shares, tell us how you considered paragraph 12 of SFAS 150 in concluding that these instruments did not represent a liability.
➢	The Corporation analyzed the 7% cumulative mandatory convertible preferred shares (“7% Preferred”) and determined they qualify as equity in accordance with FAS 150.

In performing our analysis we considered paragraph 12 of FAS 150 which requires liability accounting for (1) a financial instrument that embodies an unconditional obligation or, (2) a financial instrument other than an outstanding share that embodies a conditional obligation, to transfer a variable number of shares, provided that, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

a.	fixed monetary amount known at inception (e.g., a payable settleable with a variable number of the issuer’s equity shares),

b.	variations in something other than the fair value of the issuer’s equity shares (e.g., a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares) or

c.	variations in the fair value of the issuer’s equity shares, but the monetary value to the counterparty moves in the opposite direction as the value of the issuer’s equity shares (e.g., a written put option that could be net share settled).
FAS 150 defines obligation as “a conditional or unconditional duty or responsibility to transfer assets or to issue equity shares”. Thus, notwithstanding the fact that certain instruments can be settled in shares, the FASB concluded that equity classification is not appropriate when instruments with the above characteristics do not expose the counterparty to risks and rewards similar to those of an owner and, therefore, do not create a shareholder relationship.
In considering paragraph 12 of FAS 150 we first determined that the Corporation had an unconditional obligation to transfer a variable number of its common shares on December 1, 2006.
We then considered whether the monetary value of our unconditional obligation to transfer a variable number of equity shares was based solely or “predominantly” on a fixed monetary amount known at the issuance date of the 7% Preferred (FAS 150 — par. 12a). The 7% Preferred is not convertible at a stated value, but rather convertible into a variable number of shares based upon stated percentages depending upon the market price of the common shares. The conversion ratio was established to subject the preferred investors to complete downside risk associated with owning the Corporation’s common stock. While the conversion value is constant within a stock price range of $48.55 (price at date of issuance in November 2003) and $60.20, outside of that range the holder will be subject to the risks and rewards equivalent to those of a common share owner. In addition, the Corporation’s annual common stock price volatility was 28.8% in 2003, 26.2% in 2002 and 24.4% in 2001 (as disclosed in the Amerada Hess Corporation’s December 31, 2003 annual report on Form 10-K — stock compensation disclosures). The actual high and low sale price of the Corporation’s common stock was $90.40 and $41.14, respectively, during the three year period ended December 31, 2003. Given the annual volatility percentages and the previous three year stock price range, we concluded that at issuance there was a substantive possibility that the underlying share price would exceed $60.20. Likewise, there was a substantive possibility it would be less than $48.55. Since the investor has shareholder-like risk on the downside and shareholder-like returns on the upside, we concluded that the monetary value obligation was not predominately fixed at the issuance date of the 7% Preferred. For reference, currently the common share price is approximately $140.00 per share and the share price has exceeded $60.20 for the past 23 months out of the 25 months the shares have been outstanding. Consequently, the 7% Preferred shareholders have benefited from the share appreciation similar to a common share owner.
We also considered paragraphs 12b and 12c of FAS 150. Paragraph 12b requires liability accounting if the monetary value of our unconditional obligation to transfer a variable number of equity shares is based solely or predominantly on variations in something other than the fair value of our common stock. We concluded that this was not applicable as the fair value of the 7% Preferred is indexed solely to the Corporation’s common stock.

Paragraph 12c requires liability accounting if the monetary value of our unconditional obligation to transfer a variable number of equity shares is based solely or predominantly on variations inversely related to changes in the fair value of our common stock. We concluded that this was not applicable as the fair value of the 7% Preferred varies directly with the value of our common stock outside of a stock price range of $48.55 to $60.20.
Based on these factors, we concluded that the 7% Preferred would be classified as equity under FAS 150, paragraph 12.
•	Demonstrate whether the conversion option is conventional convertible. Refer to paragraph 4 of EITF 00-19 and to EITF 05-02.
➢	Paragraph 4 of EITF 00-19 states in part that the Task Force reached a consensus that for purposes of evaluating whether an embedded derivative indexed to a company’s own stock would be classified in stockholders’ equity if freestanding under Statement 133, the requirements of paragraphs 12-32 of EITF 00-19 do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer).

As the conversion ratio embedded in our 7% Preferred is not fixed we concluded that the 7% Preferred is not a conventional convertible instrument and thus not eligible for the “conventional convertible debt” exemption provided by paragraph 4 of EITF 00-19.

With respect to the Corporation’s 3% Cumulative Preferred stock (“3% Preferred”) which was issued prior to the effective date of EITF 05-02, we concluded that this is a conventional convertible preferred instrument and thus qualified for the application of Paragraph 4 of EITF 00-19 which does not require the consideration of paragraphs 12-32 of EITF 00-19. We concluded this based on the fact that the conversion ratio embedded in the 3% Preferred is fixed. The holder may convert each share of the 3% Preferred into 0.6261 shares of the Corporation’s common shares.
•	Explain in detail how you considered the provisions of SFAS 133 and 00-19 in accounting for the embedded conversion option associated with your convertible preferred stock instruments.
➢	SFAS Statement 133 (“FAS 133”), paragraph 11 (a), indicates that a reporting entity shall not consider contracts to be derivatives that are issued or held that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position. The 7% Preferred conversion feature is indexed to the Corporation’s common stock, which is convertible into and, as determined in our FAS 150 analysis, properly classified as equity.

EITF 00-19 discusses how to determine whether an embedded conversion option/forward that is indexed to its own stock would qualify for equity treatment if freestanding and, therefore, eligible for the Par 11 (a) exemption in Statement 133. Paragraph 4 of EITF 00-19 states pursuant to paragraphs 11 (a) and 12(c) of Statement 133, if an embedded derivative is indexed to the reporting entity’s own stock and would be classified in stockholders’ equity if it was a freestanding derivative, that embedded derivative is not considered a derivative for purposes of Statement 133. Because the conversion ratio is not fixed, the 7% Preferred is not considered a “conventional convertible” preferred and it is necessary to apply paragraphs 12-32 of EITF 00-19 in making this evaluation. In substance, paragraphs 12-32 indicate any contract provision that could require net-cash settlement precludes accounting for a contract as equity of the company (except for those circumstances in which the holders of the underlying shares would receive cash, as discussed in paragraphs 27 and 28). Therefore all of the following conditions must be met for a contract to be classified as equity:
•	The 7% Preferred does not permit the Corporation to cash settle (paragraphs 12-13, 27, 28) other than for fractional shares.

•	The Corporation must convert the 7% Preferred to the Corporation’s common shares. There is no requirement in the 7% Preferred regarding registered or unregistered shares. The Corporation has reserved the maximum number of common shares issuable upon conversion which shares are registered (paragraphs 14, 15, 16, 17, 18).

•	The Corporation has sufficient authorized and un-issued shares available to settle the embedded conversion option after considering all other commitments that may require the issuance of stock during the maximum period the embedded conversion option could remain outstanding. There are no approvals required to issue such shares (paragraph 19, 21, 22, 24).

•	The embedded conversion option contains an explicit limit on the number of shares to be delivered in a share settlement (paragraph 20, 23).

•	There are no required cash payments to the counterparty in the event the Corporation fails to make timely filings with the SEC (paragraph 25).

•	There are no cash settled “top-off” or “make-whole” provisions (paragraph 26).

•	There are no provisions in the embedded conversion option that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the embedded conversion option (paragraph 29, 30, 31).

•	There is no requirement in the embedded conversion option to post collateral at any point or for any reason (paragraph 32).

The 7% Preferred Stock Agreement does not specify that the delivery of registered common stock at settlement is required, only that the Corporation will settle in its common stock at the settlement date. Furthermore, in accordance with Paragraph 18 of EITF 00-19, the Task Force reached a consensus that if a derivative involves the delivery of shares at settlement that are registered as of the inception of the derivative transaction and there are no further timely filing of registration requirements, the requirement of Issue 00-19 that share delivery be within the control of the Corporation is met notwithstanding the consensus in Paragraph 14 of EITF 00-19 that the contract permit the company to settle in unregistered shares. At the inception of the 7% Preferred Stock Agreement, the Corporation had approximately 110 million shares of common stock authorized and un-issued. This was determined to be sufficient to cover the maximum number of common shares (13,903,650) that has been reserved and registered by the Corporation to deliver under the conversion option, plus all outstanding employee stock options at the time (approximately 4.4 million shares) and other common stock issuance commitments. As of September 30, 2005, the Corporation has approximately 107 million shares of common stock authorized and un-issued which remains an adequate number of authorized and un-issued shares to meet our common stock issuance commitments and that has been the case since the issuance of the 7% Preferred. Consequently, the delivery of such shares remains within our control.

Therefore, we have concluded that the conversion feature in the 7% Preferred instrument is not an embedded derivative that must be accounted for separately pursuant to paragraph 11(a) of Statement 133.

For the 3% Preferred, we considered the provisions of FAS 133 and EITF 00-19 in accounting for the embedded conversion option associated with this instrument. As previously stated, FAS 133, paragraph 11 (a) indicates that the reporting entity shall not consider contracts to be derivatives that are issued or held that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position. The 3% Preferred conversion feature is indexed to the Corporation’s common stock and is convertible into and appropriately classified as stockholders’ equity in the Corporation’s consolidated balance sheet. In our analysis, we considered EITF 00-19 and determined that since the instrument qualifies as conventional convertible preferred pursuant to paragraph 4 of EITF 00-19, consideration of paragraphs 12-32 was not required. Under the general terms of the instrument, the conversion option is settled solely in common shares of the Corporation. Therefore, we have concluded that the conversion feature in the 3% Preferred instrument is not an embedded derivative that must be accounted for separately pursuant to paragraph 11 (a) of FAS 133.
•	Specifically address whether shares issued upon conversion of your preferred are subject to registration rights and any associated liquidating damages or penalties.
➢	Supplementally, we advise shares issued upon conversion of our 3% Preferred and 7% Preferred are not subject to registration rights.

The maximum number of shares to be delivered upon exercise of the conversion feature is approximately 13.9 million shares for the 7% Preferred and 0.2 million shares for the 3% Preferred. Since the issuance dates, the Corporation has had more than a sufficient number of common shares to settle the conversion options underlying the Preferred Stock Agreements.

•	Expand your disclosure to identify the conversion terms, rights and preferences of your outstanding three percent cumulative convertible preferred stock.
➢	We will prospectively expand our Stockholders’ Equity disclosure in our 2005 Form 10-K (Annual Report) to include the following:
In 2000, the Corporation issued 326,805 shares of 3% cumulative convertible preferred stock which carry a liquidation value of $16 million ($50 per share). Each share of the 3% cumulative convertible preferred stock is convertible at the option of the holder into shares of Common Stock at a rate of .6261 shares of Common Stock for each 3% cumulative convertible preferred share. Holders of the cumulative convertible preferred stock have no voting rights except in certain limited circumstances involving non-payment of dividends.
Note 15 — Financial Instruments, Non-trading and Trading Activities, page 65
8.	We note your disclosure which indicates you have a $1,374 before tax deferred loss included in other comprehensive income related your hedging contracts. However, we were unable to locate the associated liability separately on your balance sheet. As such, it appears you may need to present your derivative liabilities and assets as separate components on your balance sheet or clearly indicate in your footnote disclosure the caption including your derivative liabilities and assets. Refer to Rule 5-02 of Regulation S-X.
➢	The last sentence of the first paragraph of Note 15, Financial Instruments, in the Corporation’s December 31, 2004 Form 10-K states “The pre-tax amount of all deferred hedge losses is reflected in accounts payable and the related income tax benefits are recorded as deferred tax assets on the balance sheet.” Management believes that this footnote disclosure on the classification of the deferred hedge liability meets the requirements of Rule 5-02 of Regulation S-X.
Supplementary Oil and Gas Data, page 73
Oil and Gas Reserves
9.	Indicate, if true, that your reserve quantity estimates have been determined using the year end price. If not, please indicate how you determine the price to use.
➢	The Corporation’s disclosure on page 73 included the following statement, “The Corporation’s oil and gas reserves are calculated in accordance with SEC regulations and interpretations and the requirements of the Financial Accounting Standards Board.” The Corporation believes its disclosures are adequate.

Supplementally, we confirm that it is the Corporation’s policy to use year-end prices in computing hydrocarbon reserve quantities for all significant fields including all fields subject to production sharing contracts. Reserve revisions caused by price changes are disclosed in note (a) on page 74 of the Corporation’s December 31, 2004 Form 10-K. Negative reserve revisions caused by increases in year-end prices from the prior year were approximately 23 million barrels of crude oil and 52 million Mcf of natural gas for 2004 and 44 million barrels of crude oil and 26 million Mcf of natural gas of 2002. Such revisions were immaterial in 2003.

At December 31, 2004, hydrocarbon reserves at fields where volumes are not particularly sensitive to prices, were determined using estimated prices that were less than actual year-end prices. The Corporation estimated that if year-end prices were used for these fields, reported year-end hydrocarbon reserves would have been greater by less than 1 percent of the total proved reserves of 1,046,000,000 barrels of oil equivalent. The Corporation concluded this difference was immaterial.
Item 9A. Controls and Procedures, page 78
10.	You state that there were no “significant changes” in your “internal controls” and no factors that could “significantly affect” these controls after December 31, 2004. However, Item 308(c) of Regulation S-K requires that you disclose any change in the registrant’s “internal control over financial reporting” identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal period that has “materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.” Please revise your disclosure accordingly.
➢	We relied on Question 9 in the SEC’s FAQ, Management’s Report on Internal Control Over Financial Reporting and Disclosure in Exchange Act Periodic Reports Frequently Asked Questions (revised October 6, 2004) which indicated that a registrant was not required to identify and disclose any material changes in the registrant’s internal control over financial reporting until the registrant files its first management report on internal control over financial reporting. Question 9 and the answer provided to such question are as follows:
Q9: “Is a registrant required to disclose changes or improvements to controls made as a result of preparing for the registrant’s first management report on internal control over financial reporting?”
A: “Generally we expect a registrant to make periodic improvements to internal controls and would welcome disclosure of all material changes to controls, whether or not made in advance of the compliance date of the rules under Section 404 of the Sarbanes-Oxley Act. However, we would not object if a registrant did not disclose changes made in preparation for the registrant’s first management report on internal control over financial reporting. However, if the registrant were to identify a material weakness, it should carefully consider whether that fact should be disclosed, as well as changes made in response to the material weakness...”

As a result the guidance provided in Question 9 we made our disclosures referencing Item 307(b) of Regulation S-K, which states, “disclose whether or not there were significant changes in the registrant’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses”.

Subject to completing its Section 404 management assessment, the Corporation expects to include the following disclosure in its Form 10-K for the year ended December 31, 2005:
Based upon their evaluation of the Corporation’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e)) as of December 31, 2005, John B. Hess, Chief Executive Officer, and John P. Rielly, Chief Financial Officer, concluded that these disclosure controls and procedures were effective as of December 31, 2005.
There was no change in internal controls over financial reporting identified in the evaluation required by paragraph (d) of Rules 13a-15 or 15d-15 in the quarter ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, internal controls over financial reporting.
Form 10-Q for the period ended September 30, 2005
Financial Statements
Note 1
11.	Please explain in greater detail why you did not expect the adoption of Interpretation No.47 (FIN 47), Accounting for Conditional Asset Retirement Obligations to have a material effect on your financial position or results of operations.
➢	FIN 47, Accounting for Conditional Asset Retirement Obligations, is effective for fourth quarter 2005 reporting, and requires recognition of a liability for legally required asset retirement obligations, when the timing or method of settlement is conditional on a future event if the liability can be reasonably estimated. In the September 30, 2005 Form 10-Q, management indicated that the Corporation is assessing the effect of FIN 47, but does not expect it to have a material effect on its financial position or results of operations. Supplementally we advise that based on our FIN 47 internal review as of September 30, 2005, management believed that all material legal obligations for asset retirement obligations were recorded in connection with the adoption of FAS 143 on January 1, 2003. Based on our financial close process to date, we have not identified any material conditional asset retirement obligations of the type required by FIN 47.

Note 4
12.	Please reconcile your disclosure that “At September 30, 2005, $116 million of capitalized costs are associated with wells that are one to three years old. These wells related to three projects which are progressing towards development” with your disclosure in the footnotes to your December 31, 2004 financial statements that: “The Corporation does not capitalize the cost of other exploratory wells for more than one year unless proved reserves are found. “
➢	The Corporation’s accounting policy on the costs of exploratory wells, as described on page 48 of the December 31, 2004 Form 10-K under the caption Exploration and Development Costs is in accordance with FAS 19. The policy states “The costs of exploratory wells that find oil and gas reserves are capitalized pending determination of whether proved reserves have been found. In an area requiring a major capital expenditure before production can begin, an exploration well is carried as an asset if sufficient reserves are discovered to justify its completion as a production well, and additional exploration drilling is underway or firmly planned. The Corporation does not capitalize the cost of other exploratory wells for more than one year unless proved reserves are found.”

The capitalized costs of $116 million referred to in the September 30, 2005 Form 10-Q relate to wells that were capitalized at December 31, 2004 where oil and gas reserves were found pending classification to proved reserves. These wells were in areas that would require major capital expenditures and additional exploration drilling was underway or firmly planned.

As of December 31, 2004, the Corporation did not capitalize the costs of other exploratory wells (i.e. those that do not require a major capital expenditure) for more than one year unless proved reserves were found, in accordance with FAS 19. FAS 19 has subsequently been amended by FASB Staff Position 19-1 to allow for continued capitalization beyond one year under certain circumstances and therefore we will be updating our accounting policy on exploration wells in our 2005 Form 10-K.
Note 11
13.	Please explain in greater detail how you determine whether or not your cash flow hedges are effective. Additionally, provide additional insight into the timing of when these contracts are required to be settled.
➢	Supplementally, we advise that the Corporation’s hedges are tested prospectively before they are executed and both prospectively and retrospectively on an on-going basis to ensure they continue to qualify for hedge accounting. The prospective and retrospective effectiveness calculations are performed using a historical simulation model. The simulation utilizes historical observable market data consisting of futures curves and spot prices for the hedged locations to generate paths for both the derivative and the future cash flow over the hedge duration.

For each generated scenario, the physical projected volume for the month by location is utilized to generate projected cash flows. Correlation and beta of cumulative changes in fair value between aggregated cash flows and derivative hedges are calculated for each scenario. A distribution of correlations is utilized to calculate an average correlation and confidence interval. Tests are performed on a quarterly basis or more often if deemed necessary. Hedges are expected to be effective based on a positive result which is defined as a mean correlation above 0.9 and a mean beta between 0.8 and 1.25.

On a quarterly basis, a “dollar offset approach” is used to generate the appropriate journal entries relating to the hedge ineffectiveness. The cumulative change in the derivative fair value is compared to the cumulative change in the cash flow fair value. Ineffectiveness is indicated by an excess of the cumulative change in fair value of the derivative over that necessary to offset the cumulative change in expected future cash flows on the hedged transaction and is recorded directly into earnings.

The hedge derivatives settle in the same period in which the cash flows are expected to occur. For example, a cash flow which is expected to occur in March 2006 is hedged with a financial instrument with a settlement based on prices during March 2006.
* * * * * * *
As requested by the Staff, we acknowledge the following:
•	The Corporation is responsible for the adequacy and accuracy of the disclosure in its SEC filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its SEC filings; and

•	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be happy to provide you with any additional information to assist you with your review. In addition, please do not hesitate to contact me at (212) 536-8230 with any questions.

Sincerely yours,

John P. Rielly
Senior Vice President and Chief Financial Officer

cc:	Barry Stem
Jonathan Duersch